OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden
hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pre Settlement Funding Corp. (Seawright Holdings, Inc.)

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

81282T105

(CUSIP Number)

Joel P. Sens
900 North Stafford Street
Suite 2003
Arlington, VA 22203
(703) 516-9888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)
September 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g). ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 81282T105

(1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Joel P. Sens

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 5,742,500 (8) Shared Voting Power 0 (9) Sole Dispositive Power 5,742,500 (10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,742,500

(12)	Check if Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)
83.6

(14)	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer.

     The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $.01 per share of Pre Settlement Funding Corp., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 600 Cameron Street, Alexandria, VA 22314.

Item 2. Identity and Background.

     This statement is being filed by Joel P. Sens, whose current principal occupation is President and sole director of the Company. Mr. Sens’ address is 900 North Stafford Street, Suite 2003, Arlington, VA 22203. In the last five years, Mr Sens has not been: (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On January 2, 2001, Mr. Sens paid $3,010 for 3,000,000 shares of the Company’s common stock. On September 23, 2003, pursuant to a Stock Purchase Agreement (“SPA”), Mr. Sens received 1,677,500 shares of the Company’s common stock in exchange for the transfer of proxy rights in 560,000 shares of common stock of Next Generation Media Corp. Mr. Sens has used his own personal funds to complete the acquisitions of the Company’s stock.

Item 4. Purpose of Transaction.

     From its inception the Company was structured and intended to develop business in the personal injury settlement market. As of the quarter ended June 30, 2003, the personal injury settlement business was discontinued and the Company is pursuing alternative business opportunities. In light of this refocusing, the former President of the Company, Darryl Reed (“Reed”), resigned. Mr. Sens was named President of the Company and Reed transferred his shares to Mr. Sens pursuant to the SPA.

     Mr. Sens has acquired the common stock of the Company as part of a plan to refocus the business strategy of the Company and to begin the process of developing new business lines. In addition, subsequent to the SPA the name of the Company was changed to Seawright Holdings, Inc., with such name change becoming effective upon the filing of the Company’s Amended and Restated Certificate of Incorporation with the state of Delaware on September 29, 2003.

     The following is provided pursuant to subparagraphs (a) through (j) of Item 4 on Schedule 13D:

     (a)  Mr. Sens has no future plans to acquire or dispose of shares of common stock of the Company.

     (b)  There are no plans for any future extraordinary corporate transactions.

     (c)  There are no plans for a sale or transfer of a material amount of assets of the Company.

     (d)  As a result of the SPA, Reed resigned as a member of the Company’s Board of Directors and as President of the Company. Mr. Sens is now the President of the Company and is the sole director serving on the Company’s Board of Directors. The Company has amended its by-laws in accordance with the General Corporate Law of Delaware (“GCL”) to allow for a one-member Board of Directors.

     (e)  There are no plans to change the present capitalization or dividend policy of the issuer.

     (f)  Other than as described in this Item 4, there are no other material changes or plans to make material changes to the Company’s business or corporate structure.

     (g)  As noted in subparagraph (d), the Company’s by-laws were amended to provide that the Company’s Board of Directors may consist of only one director. Mr. Sens is the sole director of the Company, its President, and owns approximately 76% of the outstanding shares of the Company (without regard to options). This level of control by Mr. Sens will impede the efforts of any person to acquire control of the Company.

     (h)  The Company’s common stock is listed on neither a national securities exchange nor quoted in an inter-dealer quotation system of a registered national securities association. There are no plans to cease the Company’s current over-the-counter bulletin board listing.

     (i)  The Company is already eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended, by virtue of having less than 300 holders; nevertheless, Mr. Sens does not intend to seek the Company’s delisting at this time.

     (j)  Other than as described in the above subparagraphs (a) through (i), there are no other plans regarding the Company that are similar to those enumerated in subparagraphs (a) through (i).

     Although the foregoing represents the range of activities currently contemplated with respect to the Company, it should be noted that the possible activities are subject to change at any time.

Item 5. Interest in Securities of the Issuer.

     (a)  The responses of Mr. Sens to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. The nature and form of ownership of the 5,742,500 shares of common stock reported on line 11 is as follows:

(1) 4,077,500 shares are held directly by Mr. Sens

(2) 165,000 are held by Stafford Street Capital, LLC, a limited liability company owned entirely by Mr. Sens; and

(3) 1,500,000 shares are held by Mr. Sens in the form of options to purchase shares of the common stock at any time until October 26, 2010.

     Including the 1,500,000 options in the number of shares beneficially owned by Mr. Sens (and, pursuant to Rule 13d-3(d), in the total number of shares outstanding), results in a percentage ownership of the common stock of 83.6%.

     (b)  The responses of Mr. Sens to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. Mr. Sens has the sole power to vote and the sole power to dispose the shares of common stock of the Company.

     (c ) Except as disclosed in Item 3 hereof, Mr. Sens has not effected any transaction in the common Stock of the Company during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The response to Items 3, 4 and 5 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of Mr. Sens, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between him and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

     Exhibit 1 Stock Purchase Agreement between Joel P. Sens and Darryl Reed dated September 23, 2003.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

October 7, 2003

Signature

/s/ JOEL P. SENS Name/Title Joel P. Sens